SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.2)1

DHT Maritime, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2065G105
(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. Y2065G105

1.	NAMES OF REPORTING PERSONS......MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,362,900
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,362,900
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,362,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.0%
14.	TYPE OF REPORTING PERSON	PN

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CUSIP No. Y2065G105

1.	NAMES OF REPORTING PERSONS....MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,362,900
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,362,900
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,362,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.0%
14.	TYPE OF REPORTING PERSON	OO

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CUSIP No. Y2065G105

1.	NAMES OF REPORTING PERSONS......Clay B. Lifflander I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES	7. SOLE VOTING POWER	- 0 -*
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	- 0 -*
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	- 0 -*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%*
14.	TYPE OF REPORTING PERSON	IN
* See Item 5.

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CUSIP No. Y2065G105

1.	NAMES OF REPORTING PERSONS......Robert Cowen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES	7. SOLE VOTING POWER	39,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -*
EACH REPORTING	9. SOLE DISPOSITIVE POWER	39,000
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 - *
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	39,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	Less than 1%*
14.	TYPE OF REPORTING PERSON	IN
*See Item 5.

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CUSIP No. Y2065G105

The following constitutes Amendment No. 2 to the original Schedule 13D filed by the undersigned (“Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,362,900 Shares owned by MMI Investments is $17,193,169; the source of funds is MMI Investments’ working capital.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On March 15, 2010, in accordance with the terms of the Issuer’s Bylaws, MMI Investments delivered a letter to the Issuer nominating Mr. Cowen, as set forth therein (the “Nomination Letter”), for election to the Board at the Issuer’s 2010 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

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CUSIP No. Y2065G105

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated to read as follows:

(a)-(b)              The aggregate percentage of Shares reported owned by each Reporting Person is based upon 48,702,181 Shares outstanding as of March 1, 2010, which is the total number of Shares outstanding as reported in the Issuer's Form 6-K filed with the SEC on March 1, 2010.

As of the close of business on March 16, 2010, MMI Investments directly owned 4,362,900 Shares, constituting approximately 9.0% of the Shares outstanding.  MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement.  MCM does not directly own any Shares.  However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.  Mr. Lifflander does not directly own any Shares.  However, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may be deemed to beneficially own the Shares owned by MMI Investments.  Mr. Lifflander disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein.

As of the close of business on March 16, 2010, Mr. Cowen directly owned through joint brokerage accounts with his spouse 39,000 Shares, constituting less than one percent of the Shares outstanding.   Mr. Cowen, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 4,362,900 Shares owned by MMI Investments.  Mr. Cowen disclaims beneficial ownership of the Shares owned by MMI Investments and Mr. Cowen’s spouse disclaims beneficial ownership of the Shares owned by Mr. Cowen.

Except as described above, as of the date hereof, to the Reporting Persons’ knowledge, none of the persons listed on Schedule I owns any Shares or has any right to acquire, directly or indirectly, any beneficial ownership of Shares.

(c)                    Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.  All of such transactions were effected in the open market, unless otherwise specified.

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CUSIP No. Y2065G105

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 15, 2010, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of Mr. Cowen or any other person nominated by MMI Investments to the Issuer’s Board of Directors at the Annual Meeting (the “Solicitation”), and (c) MMI Investments agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to an indemnification letter agreement, MMI Investments has agreed to indemnify Mr. Cowen against any and all claims of any nature arising from the Solicitation and any related transactions.  The indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On March 17, 2010, MMI Investments and Mr. Cowen entered into Amendment No. 1 to the Consulting Agreement, dated November 19, 2009 (the “Amendment”). The Amendment will become effective as of the date, if any, on which Mr. Cowen is actually appointed or elected to the Board of the Issuer. Pursuant to the Amendment, Mr. Cowen’s obligation to serve as an advisor to MMI Investments with respect to its investment in the Issuer will be terminated. Furthermore, the Amendment provides that Mr. Cowen shall not, directly or indirectly, share any information about the Issuer with MMI Investments or influence or attempt to influence MMI Investments’ investment policy regarding the Issuer or any other company. The Amendment also provides that MMI Investments shall not take any action to, directly or indirectly, influence or attempt to influence Mr. Cowen’s decisions as a director or director nominee.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

99.1	Joint Filing and Solicitation Agreement by and among MMI Investments, L.P., MCM Capital Management, LLC, Clay B. Lifflander and Robert Cowen, dated March 15, 2010.

99.2	Indemnification Letter Agreement, dated March 15, 2010.

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CUSIP No. Y2065G105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2010

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

/s/ CLAY B. LIFFLANDER
Clay B. Lifflander

/s/ ROBERT COWEN
Robert Cowen

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CUSIP No. Y2065G105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
MMI Investments, L.P.
37,900	4.16	03/12/10

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